UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Martin Houston

Tellurian Inc.

1201 Louisiana Street, Suite 3100

Houston, TX 77002

(832) 962-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS: Martin Houston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 23,564,018[1]
	8	SHARED VOTING POWER: 1,300,000
	9	SOLE DISPOSITIVE POWER: 22,264,018[1]
	10	SHARED DISPOSITIVE POWER: 1,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,564,018[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.73%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]

Includes 7,000,000 shares that are pledged (and up to 1,000,000 additional shares that may be pledged) to secure the line of credit disclosed in Item 6 of Amendment No. 1 to Schedule 13D filed by Mr. Houston on June 9, 2017.

[2]	Includes 1,300,000 shares owned by Mr. Houston’s wife.

CUSIP No. 87968A104	Schedule 13D	Page 3 of 5

Introductory Note

This Amendment No. 3 to Schedule 13D (the “Third Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by Martin Houston on February 21, 2017, as amended by Amendment No. 1 to Schedule 13D filed by Martin Houston on June 9, 2017 and Amendment No. 2 to Schedule 13D filed by Martin Houston on April 16, 2019 (the “Second Amended Schedule 13D”). Mr. Houston is filing this Third Amended Schedule 13D to report that on July 10, 2019, Mr. Houston entered into an amendment to a voting agreement with Tellurian Inc., a Delaware corporation (the “Issuer”), Tellurian Investments LLC, a Delaware limited liability company and subsidiary of the Issuer, TOTAL Delaware, Inc., a Delaware corporation and subsidiary of TOTAL S.A. (“TOTAL”), Charif Souki and the Souki Family 2016 Trust. Except as expressly set forth herein, there have been no changes in the information set forth in the Second Amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Shares owned:

(i)	Amount beneficially owned: 23,564,018

(ii)	Percent of class: 9.73%[3]

(b)	Number of shares as to which Mr. Houston has:

(i)	Sole power to vote or direct to vote: 22,264,018

(ii)	Shared power to vote or direct to vote: 1,300,000

(iii)	Sole power to dispose or to direct the disposition of: 22,264,018

(iv)	Shared power to dispose or to direct the disposition of: 1,300,000

(c)

Except for 25,125 shares of restricted stock of the Issuer that were issued to Mr. Houston on June 5, 2019 in respect of director compensation, there have been no transactions with respect to shares of common stock, $0.01 par value per share, of the Issuer (“Common Stock”) that were effected by Mr. Houston during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares being reported on this Third Amended Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On July 10, 2019, Driftwood Holdings LP, a Delaware limited partnership and subsidiary of the Issuer (“Driftwood Holdings”), entered into an equity capital contribution agreement (the “Contribution Agreement”) with TOTAL, whereby TOTAL agreed to make a $500 million capital commitment to Driftwood Holdings in exchange for Class A limited partnership interests in Driftwood Holdings. Also on July 10, 2019, in connection with the Contribution Agreement, Mr. Houston entered into Amendment No. 1 (the “Voting Agreement Amendment”) to that certain Voting Agreement, dated January 3, 2017, by

[3]

This percent of class figure is based on 242,063,899 shares of Common Stock outstanding as of April 26, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

CUSIP No. 87968A104	Schedule 13D	Page 4 of 5

and among the Issuer, Tellurian Investments LLC, a Delaware limited liability company and subsidiary of the Issuer (then known as Tellurian Investments Inc.), TOTAL, Mr. Souki, the Souki Family 2016 Trust and Mr. Houston. Pursuant to the Voting Agreement Amendment, (i) each of Brooke Peterson (who, pursuant to an irrevocable special power of attorney executed by the beneficiaries of the Souki Family 2016 Trust, has the exclusive right to vote the shares of Common Stock held by the Souki Family 2016 Trust) and Messrs. Souki and Houston provided a letter to TOTAL confirming his intent, subject to certain conditions and exceptions, to vote, as a member of the board of directors of the Issuer in favor of a policy to declare and pay a dividend to the holders of Common Stock of a minimum of 50% of the Issuer’s available cash and (ii) in the event any of those directors leave the Issuer’s board of directors, each of Messrs. Souki and Houston and the Souki Family 2016 Trust would agree to vote their shares of stock of the Issuer, and the Issuer would make commercially reasonable efforts, to elect a successor director who is willing to provide a similar letter to TOTAL.

The foregoing description of the Voting Agreement Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting Agreement Amendment, a copy of which is filed as Exhibit 1 to this Third Amended Schedule 13D and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Amendment No. 1, dated as of July 10, 2019, to the Voting Agreement, dated as of January 3, 2017, by and among Tellurian Inc., Tellurian Investments LLC, TOTAL Delaware, Inc., Charif Souki, the Souki 2016 Family Trust, and Martin Houston

CUSIP No. 87968A104	Schedule 13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: July 22, 2019	Signature:	/s/ Daniel Belhumeur
	Name:	Daniel Belhumeur under power of attorney by Martin Houston
Title: